APPENDIX C

ARRANGEMENT RESOLUTION OF SAN TELMO ENERGY LTD.

IT IS HEREBY RESOLVED, as a special resolution, that:

1.

The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving the Corporation, as more particularly described and set forth in the joint information circular of Rolling Thunder Exploration Ltd. ("Rolling Thunder") and the Corporation (the "Information Circular") accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2.

The plan of arrangement (the "Plan of Arrangement") involving the Corporation, the full text of which is set out as Exhibit 1 to the amended and restated arrangement agreement dated November 14, 2005, as the same may be amended (the "Agreement"), made between Rolling Thunder and the Corporation (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the San Telmo Securityholders or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the San Telmo Securityholders: (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement; and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.

4.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents are necessary or desirable to the Registrar under the ABCA in accordance with the Agreement for filing.

5.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolutions and matters authorized hereby.

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